May 22, 2006

Filed as Correspondence

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance/Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Submitted via EDGAR and facsimile (202-772-9368)

RE:	Snap-on Incorporated Response letter addressing Form 10-K for the fiscal year ended December 31, 2005, filed February 21, 2006 Commission File No. 1-7724

Dear Mr. Hartz:

Set forth in this letter is Snap-on Incorporated’s (“Snap-on” or “the Company”) response to the Staff’s additional comments dated May 3, 2006, regarding the Company’s Form 10-K for the year ended December 31, 2005. All responses are cross-referenced to the numbered comments in your letter in the order presented. In addition, we have included the text of the comments in your letter.

Form 10-K for the Year Ended December 31, 2005

Comment #1: Item 3. Legal Proceedings, page 18

We have reviewed your response to our prior comment one. In future filings, please revise your description of the litigation with former Snap-on dealers. In particular, provide a reasonable background to this issue. Describe the typical underlying arbitration disputes. Describe in better detail the uncertainties related to whether or not a class can be certified. Finally, to the extent that you conclude that there is at least a reasonable possibility that a loss may be incurred from these claims, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Reference SAB 5:Y and SFAS 5.

2801 80th Street, Kenosha Wisconsin 53141	Writer’s Direct Line: 262/656-4804
Secretary’s Line: 262/656-6462
Fax Line: 262/656-5221

Mr. John Hartz
United States Securities and Exchange Commission
May 22, 2006

Response:

On May 1, 2006, the Company filed its first-quarter 2006 Form 10-Q. The Form 10-Q included further disclosures that resulted from the receipt of the claimants’ settlement proposal on April 21, 2006, and management’s and the Board of Director’s evaluation of the proposal, which culminated at Snap-on’s April 27, 2006, Board meeting. Subsequent to May 1, 2006, and as disclosed, the Company continued to explore settlement, and a settlement was reached, as disclosed in the Form 8-K filed on May 16, 2006.

In future filings, we confirm that, to the extent these or similar matters arise, we will consider the relevant standards for accounting and disclosure, including the Staff’s comments contained herein. We will, of course, continue to update our disclosure, as necessary, with respect to the resolution of this pending class settlement.

Comment #2: Note 2. Summary of Accounting Policies, page 56, Revenue Recognition, page 57

We have reviewed your response to our prior comment three. With a view towards future disclosure, please tell us how you recognize the revenue related to your various financing programs.

Response:

Background
In addition to its sales of tool, diagnostic, service and equipment solutions (the “products”), Snap-on also generates revenue from financing activities that include a) loans to franchisees; and b) loans to the franchisees’ customer network and to Snap-on’s industrial and other customers for the purchase of tools and equipment on an extended-term payment plan. The franchisees’ customer network primarily includes professional automotive technicians and owners of automotive repair facilities that purchase product from franchisees and that are the end users of the product. Financing is provided in the United States through Snap-on Credit LLC (“SOC”), a consolidated, 50%-owned joint venture with The CIT Group, Inc. (“CIT”), and through the Company’s wholly owned international finance subsidiaries outside of the United States.

Finance revenue
The recognition of revenue related to Snap-on’s financing activities is independent from the recognition of revenue from the sale of products. The following describes how Snap-on recognizes revenue through its various U.S. (SOC) and international (wholly owned) financing programs:

Mr. John Hartz
United States Securities and Exchange Commission
May 22, 2006

Snap-on Credit LLC
SOC’s financing revenue is primarily generated by the sale of substantially all of SOC’s originated contracts (i.e. notes receivable) to CIT, net of certain fees and estimated credit losses, at the time of origination. The future contractual payments associated with contracts sold to CIT are discounted to present value at a defined securitization rate that is generally linked to like-term U.S. treasury interest rates. The difference between the face amount of the contracts sold and the present value of the contractual payments and various fees, including securitization, warehousing, bad debt and prepayment fees, determines the amount of revenue recognized.

SOC continues to service contracts sold to CIT for an estimated market-rate servicing fee. Servicing fees are paid to SOC by CIT and such revenue is recognized over the contractual term of the loan, with a portion of the servicing fee recognized at the time of origination.

Wholly Owned International Finance Subsidiaries
Snap-on’s wholly owned international finance subsidiaries own all of the loans originated through their financial services offerings. Revenue from interest income is recognized over the life of the contract, with interest computed on a daily basis.

Disclosure
The Company intends to include the following expanded revenue recognition policy disclosure related to its Financial Services business in its second-quarter 2006 Form 10-Q:

Financial Services
In addition to its sales of tool, diagnostic, service and equipment solutions, Snap-on also generates revenue from various financing activities that include a) loans to franchisees; and b) loans to the franchisees’ customer network and to Snap-on’s industrial and other customers for the purchase of tools and equipment on an extended-term payment plan. These financing programs are offered through Snap-on Credit LLC (“SOC”), a consolidated, 50%-owned joint venture with The CIT Group, Inc. (“CIT”), and the Company’s wholly owned international finance subsidiaries. Financial services revenue consists of SOC’s sales of originated contracts to CIT and service fee income, as well as installment contract revenue and franchisee loan receivable revenue derived from SOC and Snap-on’s wholly owned international finance operations. The decision to finance through Snap-on or another financing entity is solely at the election of the customer. When assessing customers for potential financing, Snap-on considers various factors regarding ability to pay including financial condition, collateral, debt-serving capacity, past payment experience and credit bureau information. Contracts originated by SOC and subsequently sold to CIT are also subject to the underwriting approval of CIT.

Mr. John Hartz
United States Securities and Exchange Commission
May 22, 2006

Financing revenue from SOC is recognized primarily from the sale of originated contracts to CIT net of various fees, including securitization, warehousing, bad debt and prepayment fees. SOC continues to service these contracts for an estimated market-rate servicing fee. Servicing fees are paid to SOC by CIT and such revenue is recognized over the contractual term of the loan, with a portion of the servicing fee recognized at the time of origination. Financing revenue from originated loans that are retained is recognized over the life of the contract, with interest computed on a daily basis.

Snap-on’s wholly owned international finance subsidiaries own all of the loans originated through their financing programs. Revenue from interest income is recognized over the life of the contract, with interest computed on a daily basis.

Comment #3: Inventories, page 61

We have reviewed your response to our prior comment four and have the following additional comments:

•	Tell us why you have determined that the FIFO method for new acquisitions is a preferable method, instead of conforming the accounting policies of your acquired companies to one consistent corporate policy.
•	We note that similar materials or products may be valued on both a LIFO and FIFO basis but that you do not manufacture the same product at both a FIFO and LIFO location. Please clarify for us how you define “similar” products and provide us with a comprehensive understanding of those products/brands that are accounted for under FIFO and LIFO. Describe for us the level of interchangeability of these products based on customer orders.
•	Tell us if materials and/or finished products are transferred between facilities during manufacturing and, if so, how you account for changes in the valuation of materials that began the manufacturing process in a FIFO facility and then were subsequently transferred to a LIFO facility or vice versa.

Response:

Snap-on adopted the LIFO inventory valuation method in 1973 when all of its principal manufacturing and distribution locations were in the United States and the Company’s entire inventory (primarily hand tools and tool storage products) was valued using LIFO.

Snap-on began acquiring businesses in the 1990’s primarily to expand its product offering and to establish a presence outside of the United States. For these acquisitions, and in response to your inquiry in the first bullet point, the Company retained the FIFO inventory valuation method used by the predecessor businesses prior to their acquisition by Snap-on for the following reasons:

Mr. John Hartz
United States Securities and Exchange Commission
May 22, 2006

•	Many of the acquisitions were of non-U.S. businesses and the international authorities governing accounting for these non-U.S. businesses do not recognize the LIFO inventory valuation methodology. Therefore, adoption of LIFO was not practical as it would have resulted in burdensome recordkeeping to maintain additional inventory valuation models, as well as separate books and records, to comply with statutory financial reporting requirements.
•	Unlike the Company’s heritage product offerings of tools and tool storage products that are not subject to technological obsolescence, many of the acquired product offerings (such as diagnostics, information and equipment products) are subject to changes in technology. Frequent changes in technology make it increasingly difficult to determine base-year costs of new or changed processing methods. Therefore, retention of the FIFO inventory valuation method was more appropriate for valuation of these types of product offerings.

In response to your inquiry in the second bullet point, Snap-on defines “similar” product as inventory that is similar in nature and use but represents differing product brands. For example, the Company has European locations that produce certain products (e.g. screwdrivers) with brand names that are well known and sold in the European markets.  The Company also has similar Snap-on® branded products (e.g. screwdrivers) that are produced at locations in the United States and that are sold in both the U.S. and European markets.  As these products are sold under different brand names, they are inventoried as different stock keeping units (SKUs). The inventory is valued using the inventory valuation method utilized by the Snap-on entity where the product is located, whether that is the European FIFO locations or the LIFO locations in the United States. Because of unique brand aspects, each product is assigned an individual SKU and all customer orders are specific by brand/SKU purchased. As a result, there is no interchangeability of “similar” products on a customer order.

In response to your inquiry in the third bullet point, Snap-on generally only transfers finished product from its manufacturing to its distribution facilities. The transfer of inventory, whether from a LIFO location to a FIFO location, or vice versa, occurs only upon the receipt of a bona fide purchase order from the purchasing entity; the company does not transfer inventory for purposes of impacting the LIFO calculation. As stated in our previous response, the Company does not, except for limited customer returns due to quality issues, ship product from Snap-on’s U.S. distribution system (LIFO method) back to the manufacturing locations (LIFO or FIFO method).

Mr. John Hartz
United States Securities and Exchange Commission
May 22, 2006

Please contact me by phone at (262) 656-4804 or by FAX at (262) 656-5221 if you need further clarification or have further questions.

Sincerely,

/s/ Martin M. Ellen

Martin M. Ellen
Principal Financial Officer
Chief Financial Officer
Senior Vice President – Finance
Snap-on Incorporated

cc:	Ms. Tricia Armelin Staff Accountant Division of Corporation Finance/Mail Stop 7010 United States Securities and Exchange Commission Washington, D.C. 20549-7010